Exhibit 99.16

PRESS RELEASE
SOURCE: Acasti Pharma Inc.

Acasti Pharma Inc. to welcome Dr. Harlan Waksal

Laval, Québec, CANADA – July 21, 2011 – Acasti Pharma Inc. (Acasti) (TSX.V.APO), a subsidiary of Neptune Technologies & Bioressources Inc., is pleased to announce the nomination of Harlan Waksal M.D. as Executive Vice-President, Business & Scientific Affairs.

Dr. Harlan Waksal will be involved in the execution of the strategic development plan, especially in the clinical development program which will lead to an Investigational New Drug (IND) application with the Food and Drug Administration (FDA) of the United States. Dr. Harlan Waksal will also be involved in other scientific operations as well as in business development.

Dr. Harlan Waksal is a physician, co-founder of ImClone System Incorporated and from 1987 to 2003 he held various positions at the company which included serving on the ImClone Board of Directors, Chief Operating Officer and Executive Vice-President, the President and Chief Executive Officer. At ImClone System Dr. Harlan Waksal was instrumental in guiding the development and obtaining FDA approval for a new targeted biologic cancer therapy known as Erbitux. ImClone Systems was acquired by Eli Lily for $6.5 B US in October 2008.  Dr. Harlan Waksal currently serves on the Board of Directors of Oberlin College and Senesco Technologies, Inc. He is the author of over 50 scientific publications and has been the inventor of multiple patents and patent applications.

“I’m very enthusiastic to join the Acasti management team. Acasti is a dynamic and very promising company with amazing potential and I’m looking forward to contribute to its success,” stated Dr. Harlan Waksal.  “Dr. Harlan Waksal represents a significant addition to the Acasti team; his knowledge, experience, successes and credibility in the pharmaceutical field as well as his credentials in the financial world will contribute to improve, among others, Acasti US presence, US program and to maximize shareholders’ value”, stated Henri Harland, CEO. “We are very pleased with Harlan’s commitment to Acasti”, he added.

On the other hand, in compliance with Canadian securities laws, Acasti and its parent company, Neptune Technologies & Bioressources Inc. will be releasing their first quarter financial results under International Financial Reporting Standards (IFRS) on or before August 15, 2011. Under Canadian securities laws, public companies are entitled to use an additional 30 days period to produce their first set of financial statements under IFRS. “Acasti and Neptune results for the three-month period ended May 31st, 2011  are in line with their financial forecasts, and both companies have decided to utilize  the extended period allowed for the publication of their financial statements under IFRS because of the additional work load resulting from a transition to new reporting accounting standards.” stated Xavier Harland, CFO.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids.  Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About Neptune Technologies & Bioressources Inc.

Neptune (NASDAQ.NEPT – TSX-V.NTB) is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide. Neptune is the mother company of Acasti and NeuroBioPharm.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Acasti Contact:
Tina Sampalis	Xavier Harland
President	Chief Financial Officer
+1 450.686.4555	+1.450.687.2262
t.sampalis@acastipharma.com	x.harland@acastipharma.com
www.acastipharma.com	www.acastipharma.com

Howard Group Contact:
Bob Beaty
(888) 221-0915
bob@howardgroupinc.com
www.howardgroupinc.com
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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements"  within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.